Exhibit 3.1

First Amendment

to

Third Amended and Restated Bylaws of Home Properties, Inc.

On June 21, 2015, the Board of Directors of Home Properties, Inc. (the “Company”), at a duly convened meeting of the Board of Directors at which a quorum was present, by the affirmative vote of a majority of the directors present at such meeting and in accordance with the Third Amended and Restated Bylaws of the Company (as amended, the “Bylaws”) and the Maryland General Corporation Law, approved and adopted the following amendment to the Bylaws to be effective immediately.

The Bylaws are hereby amended by adding the following as new Article IX after existing Article VIII:

ARTICLE IX

EXCLUSIVE FORUM FOR CERTAIN LITIGATION

Unless the Corporation consents in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, shall be the sole and exclusive forum for (a) any derivative action or proceeding brought in the right or on behalf of the Corporation, (b) any action asserting a claim of breach of any duty owed by any director, officer, other employee or agent of the Corporation to the Corporation or to the stockholders of the Corporation, (c) any action asserting a claim against the Corporation or any director, officer, other employee or agent of the Corporation arising pursuant to any provision of Maryland General Corporation Law (including, without limitation, Section 2-401 thereof), the Charter or these Bylaws, or (d) any action asserting a claim against the Corporation or any director, officer, other employee or agent of the Corporation that is governed by the internal affairs doctrine.